AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
October 2, 2009
Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Cicely LaMothe Wilson K. Lee

Re:	AIMCO Properties, L.P. File No. 000-24497 Form 10-K for the year ended December 31, 2008
Ladies & Gentlemen:
This letter responds to the supplemental request of the staff of the Securities and Exchange Commission (the “Staff”) addressed to AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), during a conference call between the Staff and the Partnership on September 17, 2009. The Partnership’s response to the Staff’s request is set forth below.
* * * * *
As requested by the Staff, the Partnership is providing the following supplemental information regarding the Partnership’s consideration of paragraph 11 of EITF 00-19 and, more specifically, its methodology for sequencing equity instruments that may be share settled.
EITF D-98 generally requires mezzanine classification for redeemable instruments that the Partnership may be required to settle in cash or other assets when certain conditions are met which are more fully discussed in paragraph 2 of EITF D-98. In general, Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. In order for the Partnership to assert that share-settlement is within its control and thus that equity classification is appropriate, EITF D-98 references EITF 00-19, which requires that the Partnership must have sufficient shares to settle all of its share settlement obligations. Paragraph 11 of EITF 00-19 addresses the situation when a company has more than one contract subject to share settlement and partial reclassification to temporary equity could be required. Paragraph 11 of EITF 00-19 refers to five different methods that may be used to determine which contracts, or portions of contracts, should

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October 2, 2009

be reclassified: partial reclassification of all contracts on a proportionate basis; reclassification of contracts with the earliest or latest issuance date first; or reclassification of contracts with the earliest or latest maturity date first. Although EITF 00-19 observed methods that would comply with its consensus, it only requires that the method of reclassification used must be systematic, rational, and consistently applied. Further, by setting forth a method based on criteria other than dates, it suggests that the method does not need to be based on dates as long as it is systematic, rational and consistently applied.
The Partnership does not believe a sequencing method based upon the earliest or latest maturity date is relevant or rational in this circumstance, as neither the Partnership’s redeemable preferred units nor the common OP Units have specified maturity dates. The Partnership also considered sequencing the preferred and common units based upon issuance date, but as further described below, determined that this methodology would result in a haphazard presentation of common units within both temporary and permanent equity, which may mislead an investor by implying that certain common units have different characteristics than other similar units.
The Partnership’s redeemable preferred and common units were issued at various dates in connection with the Partnership’s acquisition of interests in real estate partnerships and properties during the 1990s and 2000s. At December 30, 1998, prior to the Partnership’s issuance of $9.0 million in liquidation preference of Class One preferred units, the initial class of preferred units, approximately nine million common OP Units were issued and outstanding. The Partnership issued additional preferred and common units at various dates from 1999 through 2007, with the last preferred issuance occurring in 2002 and the most recent common OP Unit issuance occurring in 2007. As of December 31, 2008, after the effect of issuances and redemptions, approximately seven million common OP Units and $88 million in liquidation preference of preferred units were issued and outstanding. A sequencing method based on the earliest issuance date, assuming such method was based on specific identification for each equity instrument, would result in a portion of the common OP Units classified within permanent equity, and all of the outstanding preferred units and the remaining common OP Units being classified within temporary equity, due to the lack of a cap on the number of shares required to share-settle the preferred units. A sequencing method based on the latest issuance date would result in a small number of common OP Units classified within permanent equity and all of the outstanding preferred units and the remaining common OP Units classified within temporary equity, due to the lack of a cap on the number of shares required to share-settle the preferred units.
Each class of preferred units has similar characteristics, with the general exception being the distribution rate, which was driven by market conditions at the time of issuance. The rights afforded to one class of preferred units versus another are not significantly differentiated based on the dates of issuance; all generally have similar economic rights to distributions upon a liquidation of the Partnership. Similarly, the date of issuance of common OP Units does not significantly differentiate one common unit from the next. Because the dates of issuance vary significantly, not only among the collective groups of preferred and common units, but also between these groups, and the dates of issuance do not afford the different holders special preferences relative to the other holders within the collective groups of preferred and common units, nor do such dates provide any indication as to the timing or sequencing of the redemptions, the Partnership believes a sequencing method solely based on issuance date that results in a

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October 2, 2009

haphazard presentation of common units within both temporary and permanent equity may mislead an investor by implying that certain common units have different characteristics than other similar units.
The other “on the menu” sequencing method mentioned in EITF 00-19 is the partial reclassification of all contracts on a proportionate basis. Although this method is not based on a calendar date, this method, if applied by the Partnership, would also result in the classification of common OP Units within temporary equity. The Partnership does not believe this to be a rational method of classification due to the different characteristics of the preferred and common units, which are further described below.
The Partnership would note that the EITF, in reaching its consensus, must have found proportional reclassification to be rational, as it was included “on the menu.” While it is a quantitative exercise to allocate any shortfall across outstanding instruments, the Partnership is not able to discern a quantitative rationale for allowing this method. The Partnership believes that the existence of this menu item indicates that something other than a quantitative rationale could be invoked, as apparently was done by the EITF itself. The Partnership believes its policy, as further discussed below, does have a rational basis even if not a solely quantitative basis based on the calendar or a numerical allocation.
The Partnership understands the EITF’s intent with paragraph 11 in EITF 00-19 is a mechanical application or process that produces consistent results for the hypothetical redemption of all instruments subject to full or partial share-settlement. However, such an application or process must also be rational. As the Partnership believes the “on the menu” examples of sequencing methods provided in EITF 00-19 are not rational based on the nature of the Partnership’s redeemable securities, the Partnership sought a more rational method that would be deemed systematic and could be consistently applied. The Partnership’s system focuses on the economic characteristics of each class of security and considers the evaluation of financial instruments under United States generally accepted accounting principles (“GAAP”). The Partnership’s method includes an initial evaluation of the applicable accounting literature to determine if the characteristics of the security, absent other instruments subject to share settlement, would result in classification of the security as debt, temporary equity or permanent equity. The Partnership sequences equity instruments that would be classified as permanent equity first, temporary equity second, and debt last for purposes of considering the hypothetical redemption of these securities using Aimco shares. In the event more than one class of security subject to this evaluation have similar characteristics and fall within the same sequencing group (i.e. debt, temporary equity or permanent equity), the Partnership then sequences these instruments with similar characteristics within these sequencing groups based on their issuance date.
In applying this method to the instruments subject to this issue, the Partnership evaluated classification of the preferred units and common OP Units under GAAP, assuming each instrument was the only type of instrument subject to share settlement, as further described below.
Preferred units
In evaluating the classification of the preferred units as if they were the sole class of equity security subject to share settlement, the Partnership considered EITF D-98 and EITF 00-19 and concluded share settlement of redemption requests is not solely within its control due to

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the lack of a cap on the number of shares that would be required to share-settle these instruments. Accordingly, if these were the sole class of equity security, temporary equity classification would be required.
Common OP Units
In evaluating the classification of the common OP Units as if they were the sole class of equity security subject to share settlement, the Partnership considered EITF D-98 and EITF 00-19 and concluded share settlement of redemption requests is solely within its control. As previously communicated to the Staff, there are a fixed number of outstanding common OP Units and the Partnership is not required to deliver registered shares. Additionally, the Partnership has concluded delivering Aimco shares is similar to the Partnership delivering its own equity (e.g. not cash or other assets), therefore, for purposes of the initial sequencing evaluation the common OP Units have characteristics that would generally result in permanent equity classification.
Based on the Partnership’s sequencing method, the common OP Units (permanent equity sequencing group) would be sequenced before the preferred units (temporary equity sequencing group) for purposes of redeeming these instruments with shares of Aimco stock. The Partnership believes this method is systematic, as described above, and rational, as the resulting classification consistently groups the similar types of equity instruments together, which provides more meaningful information to investors. Further, the Partnership believes common OP Units are akin to shares of Aimco common stock and that permanent equity classification (both in Aimco’s and the Partnership’s financial statements) is consistent with the characteristics of the instruments, including a one unit to one share redemption ratio, distributions that are neither cumulative nor guaranteed and a distribution rate identical to the dividend rate on Aimco stock. On the other hand, the economic characteristics of the preferred units differ from a common OP Unit or share of Aimco common stock: the distributions on preferred units are cumulative, at a higher yield, and are senior to any distributions paid on the common units (or dividends on shares of Aimco common stock); the conversion ratio between the preferred and common units are not fixed; and unlike the common OP units, the preferred units have a fixed dividend rate.
Although the Partnership currently only has two types of equity instruments subject to this issue, the sequencing method does consider other types of instruments that may be issued in the future. In the event the Partnership issues other instruments that may be share-settled, the Partnership’s sequencing method will initially group the instruments with other instruments with similar characteristics (i.e. equity with equity, preferred with preferred and convertible debt with convertible debt). The Partnership would then sequence the instruments within these groups based on their issuance dates, which results in a more rational and systematic classification of equity instruments with similar characteristics.
The sequencing policy described above, closely reflects the Partnership’s historical redemption practices. From 2005 through August 2009, of the 156,000 preferred units redeemed by the Partnership, 93% were settled with cash.

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As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have further questions regarding the information provided, please contact David Robertson, President, Chief Investment Officer and Chief Financial Officer, at (303) 691-4311 (phone) or (303) 300-3276 (facsimile) or me at (303) 691-4554 (phone) or (720) 493-6549 (facsimile).

Sincerely,
/s/ Paul Beldin
Paul Beldin
Chief Accounting Officer of AIMCO-GP, Inc., the general partner of AIMCO Properties, L.P.

Cc:	Amy B. Freed, Hogan & Hartson LLP Lisa R. Cohn, Aimco David Robertson, Aimco